September 14, 2012

VIA EDGAR

Geoffrey Kruczek
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brainsway Ltd. Registration Statement on Form F-1 Filed on April 11, 2011 File No. 333-173437

Dear Mr. Kruczek:

Brainsway Ltd. (the “Company”) hereby requests the immediate withdrawal of its registration statement on Form F-1 (File No. 333-173437) originally filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2011 (the “Form F-1”) pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”).  Due to current market conditions in the United States, the Company has decided not to publicly offer the subject securities at this time and, therefore, wishes to withdraw the Form F-1 before it becomes effective.  The Company hereby confirms that it has not sold any securities in connection with the Form F-1.  As discussed with the staff of the Commission, the Company intends to re-file a new substantially identical registration statement on Form F-1 with the Commission relating to the same listing as soon as market conditions in the United States improve.

The Company may in the future rely on Rule 155(c) under the Securities Act for subsequent private offerings of its securities and utilize the “safe harbor” from integration provided by Rule 155 under the Securities Act.

The Company requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the Form F-1 be credited for future use.

If you have any questions with respect to this matter, please contact Cheryl V. Reicin of Torys LLP, the Company’s outside U.S. corporate counsel, at (212) 880-6067.

Very truly yours, Brainsway Ltd.

By:	/s/ Uzi Sofer
Uzi Sofer
Chief Executive Officer

cc:
Amanda Ravitz
Allicia Lam
Kristin Lochhead
Brian Cascio
Russell Mancuso
Jay Mumford
(Securities and Exchange Commission)

Yael Zeiger
(Brainsway Ltd.)

Cheryl V. Reicin
(Torys LLP)

Michael Rimon
(Meitar Liquornik Geva & Leshem Brandwein)